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                                                                      EXHIBIT 20



October 2, 1997                              CONTACT:  Alex Crawford
                                                       206-441-4700, ext. 153
                                                       acrawford@activevoice.com




                     ACTIVE VOICE ANNOUNCES NEW BOARD MEMBER


(Seattle) - Active Voice Corporation (NASDAQ: ACVC) today announced the appointment of Doug Beighle, recently senior vice president of the Boeing company, to its board of directors, effective September 30, 1997.

Mr. Beighle recently retired as senior vice president of The Boeing Company after a distinguished seventeen-year career. He joined Boeing in 1980 as corporate vice president-contracts and in 1981 was elected vice president and assumed the responsibilities of general counsel and secretary. Beighle served as a member of the company's executive council from 1980 to 1997. As senior vice president he was responsible for several company organizations including Legal, Contracts, Government Affairs, Public Relations and Community Affairs.

Beighle received his BA in business administration from the University of Montana in 1954, his JD from the University of Montana Law School in 1958 and his LLM from Harvard in 1960. Prior to joining Boeing, Beighle was a partner at Perkins Coie, the largest law firm headquartered in the Pacific Northwest.
Among his other affiliations, Beighle sits on the board of several Northwest organizations, including Washington Mutual, Puget Sound Energy, KCTS, Junior Achievement and the Pacific Science Center. In addition, he was a board member and on the executive committee of the National Association of Manufacturers from 1988 to 1993.

"We're very pleased that Doug has decided to join our board of directors," said Robert Richmond, chief executive officer and chairman of Active Voice. "Doug's experience at Boeing and his in-depth understanding of large corporations will be an invaluable asset to Active Voice. We look forward to Doug's advice and input as we target these larger enterprises with our Unified Communications-TM-solutions."

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DOUG BEIGHLE PRESS RELEASE
10/2/97
PAGE 2



Active Voice has been in business since 1983 and has offices in Australia, Canada, China, India, the Netherlands and the United Kingdom. With more than 41,000 systems installed in virtually every kind of business in over 60 countries, Active Voice knows how to develop technology that truly helps businesses communicate better. Active Voice products are sold through a global network of independent telecommunications dealers, telephone equipment manufacturers and computer resellers.

More information about Active Voice and its products is available at the company's web site, www.activevoice.com



                                       ###




For more information, please contact the following:

MARKETING AND PUBLIC RELATIONS: Alex Crawford, 206-441-4700, ext. 153, acrawford@activevoice.com

FINANCIAL:  Jose S. David, 206-441-4700, ext. 105, jdavid@activevoice.com

INVESTOR RELATIONS:  Carolyn Paola, 206-441-4700, ext. 197, ir@activevoice.com

WEB SITE:  www.activevoice.com

Brand and product names in this document are trademarks of their respective owners.